SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of
August 2021

RADA ELECTRONIC INDUSTRIES LIMITED
 (Name of Registrant)

7 Giborei Israel Street, Netanya 4250407, Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RADA Electronic Industries Ltd.
(Registrant)

By: /s/Dov Sella
Dov Sella
Chief Executive Officer

Date:  August 2, 2021

FOR IMMEDIATE RELEASE

RADA Reports Record Q2/2021 Results

Revenues of $28.3 million, up 61% year-over-year and continued
improvement in profitability

Netanya, Israel, August 2, 2021 – RADA Electronic Industries Ltd. (NASDAQ: RADA, TASE: RADA) announced today its financial results for the three and six month periods ended June 30, 2021.

Highlights of the second quarter of 2021
•	Quarterly revenues up 61% year-over-year and a 12% increase from the previous quarter to $28.3 million
•	Gross margin improved to 40% compared with 36% in the year-ago quarter
•	A $6.0 million deferred tax asset was recorded in Q2 in view of RADA’s continued profitability.
•	Net income of $10.4 million compared with $0.7 million in the year-ago quarter
•	Adjusted EBITDA of $6.3 million, margin improved to 22% compared with 10% in the year-ago quarter and 19% in the previous quarter
•	Quarter-end net cash position of $95.7 million

Management Comments

Dov Sella, RADA's Chief Executive Officer commented, “We are happy with our ongoing financial performance and growth, and 2021 is proceeding according to our plans. In particular, the strong improvement in our EBITDA margin demonstrates the operating leverage in our business model. Given the current global shortage of components and the ongoing need to mitigate against any Covid-19 pandemic impact on our supply chains, we took the decision to strategically increase inventory levels to ensure availability of components for our ongoing production plans. We look forward to continued growth driven by the positive trends in our markets, especially in the USA.”

2021 Second Quarter Summary

Revenues totaled $28.3 million in the quarter compared with revenues of $17.5 million in the second quarter of 2020, an increase of 61%.

Gross profit totaled $11.3 million in the quarter (40% of revenues), an increase of 81% compared to gross profit of $6.2 million in the second quarter of 2020 (36% of revenues).

Operating income was $4.5 million in the quarter compared to operating income of $0.6 million in the second quarter of 2020.

Income tax – A $6.0 million deferred tax asset was recorded in the second quarter in view of RADA’s continued profitability.

Net income was $10.4 million, or $0.21 per share, compared to a net income of $0.7 million, or $0.02 per share, in the second quarter of 2020.

Adjusted EBITDA was $6.3 million in the quarter compared to adjusted EBITDA of $1.7 million in the second quarter of 2020.

2021 First Half Summary

Revenues totaled $53.5 million in the first half of 2021 compared with revenues of $32.6 million in the first half of 2020, an increase of 64%.

Gross profit totaled $21.2 million in the first half (40% of revenues), an increase of 83% compared to gross profit of $11.6 million in the first half of 2020 (36% of revenues).

Operating income was $8.1 million in the first half of 2021 compared to operating income of $0.7 million in the first half of 2020.

Income tax – A deferred tax asset of $6 million was recorded in view of RADA’s continued profitability.

Net income in the first half was $14.2 million, or $0.30 per share, compared to net income of $0.9 million, or $0.02 per share, in the first half of 2020.

Adjusted EBITDA was $11.1 million in the first half of 2021 compared to adjusted EBITDA of $2.6 million in the first half of 2020.

As of June 30, 2021, RADA had net cash and cash equivalents of $95.7 million compared to $35.8 million as of year-end 2020.

Investor Conference Call

The Company will host a conference call later today, starting at 9:00 am ET (4pm Israel time). Management will host the call and will be available to answer questions after presenting the results.

Dial in numbers are: US 1-888-723-3164; Israel 03-918-0609 and International +972-3-918-0609.

For those unable to participate, the teleconference will be available for replay on RADA’s website at www.rada.com beginning 48 hours after the call.

A live webcast of the conference call will be available. Please register for the webcast a 5-10 minutes prior to the call at RADA’s website: https://www.rada.com/investors following which a link to the live webcast will be sent to you within a short period.

About RADA Electronic Industries Ltd.

RADA is a global defense technology company focused on proprietary radar solutions and legacy avionics systems. The Company is a leader in mini-tactical radars, serving attractive, high-growth markets, including critical infrastructure protection, border surveillance, active military protection and counter-drones applications.

Contact Information

Company Contact: Avi Israel (CFO) Tel: +972-76-538-6200 mrkt@rada.com www.rada.com	Investor Relations Contact: Ehud Helft GK Investor & Public Relations Tel: +1 646 688 3559 rada@gkir.com

Forward Looking Statements

Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

Information with Regard to non-GAAP Financial Measures

The Company presents its financial statements in accordance with U.S. GAAP. RADA’s management uses supplemental non-GAAP financial measures internally to understand, manage and evaluate its business and make operating decisions. Adjusted EBITDA is provided in this press release and the accompanying supplemental information because management believes this non-GAAP measure is useful for investors and financial institutions as it facilitates operating performance comparisons from period to period. As presented in this release, the term Adjusted EBITDA consists of net profit (loss) according to U.S. GAAP, excluding net financing expenses, taxes, depreciation and amortization and non-cash stock-based compensation expenses. Other companies, including companies in our industry, may calculate Adjusted EBITDA differently, which reduces its usefulness as a comparative measure. Because of these limitations, you should consider Adjusted EBITDA alongside other financial performance measures, including net income and our other GAAP results. Reconciliation between the Company's results on a GAAP and non-GAAP basis is provided in the table below.

RECONCILIATION FROM OPERATING INCOME TO ADJUSTED EBITDA

U.S. dollars in thousands

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2021	2020	2021	2020	2020
	(Unaudited)				Audited

Income from operations before tax	$8,177	$877	$4,405	$707	$5,640
Financial income (expenses), net	(122)	(197)	97	(73)	(167)
Depreciation	1,599	1,014	843	541	2,289
Employees non-cash option compensation	1,327	682	855	401	1,436
Other non-cash amortization	135	232	127	169	476

Adjusted EBITDA	$11,116	$2,608	$6,327	$1,745	$9,674

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands, except share and per share data

ASSETS	June 30, 2021	December 31, 2020
	Unaudited	Audited
CURRENT ASSETS:
Cash and cash equivalents	$95,655	$36,289
Restricted cash	576	567
Trade receivables	20,161	14,095
Contract assets	157	756
Other receivables and prepaid expenses	1,273	1,637
Inventories	31,593	28,783

Total current assets	149,415	82,127

LONG-TERM ASSETS:
Investment in subsidiary	3,000	-
Long-term receivables and other deposits	245	230
Property, plant and equipment, net	16,473	13,968
Deferred tax assets	6,038	-
Operating lease right-of-use assets	11,947	10,581
Total long-term assets	37,703	24,779

Total assets	$187,118	$106,906
CURRENT LIABILITIES:
Short term loan	$-	$454
Trade payables	16,648	10,603
Other accounts payable and accrued expenses	9,725	9,855
Advances from customers	4,360	2,323
Contract liabilities	172	232
Operating lease short-term liabilities	2,276	1,885

Total current liabilities	33,181	25,352

LONG-TERM LIABILITIES:
Accrued severance pay and other long-term liabilities	775	789
Operating lease long-term liabilities	9,651	8,732
Total long-term liabilities	10,426	9,521

RADA SHAREHOLDERS' EQUITY
Share capital -
Ordinary shares of NIS 0.03 par value - Authorized: 100,000,000 shares at June 30, 2021 and December 31, 2020; Issued and outstanding: 49,253,171 at June 30, 2021 and 43,724,446 at December 31, 2020 respectively	488	440
Additional paid-in capital	202,159	144,944
Accumulated deficit	(59,136)	(73,351)

Total equity	143,511	72,033

Total liabilities and equity	$187,118	$106,906

CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands, except share and per share data

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2021	2020	2021	2020	2020
	(Unaudited)				Audited

Revenues	$53,472	$32,577	$28,255	$17,506	$76,217

Cost of revenues	32,243	20,980	16,990	11,288	47,882

Gross profit	21,229	11,597	11,265	6,218	28,335

Operating expenses:
Research and development	4,993	4,239	2,555	2,186	8,846
Marketing and selling	2,956	2,385	1,530	1,225	5,017
General and administrative	5,225	4,293	2,678	2,173	8,972
Net loss from sale of fixed asset	-	-	-	-	27
Total operating expenses:	13,174	10,917	6,763	5,584	22,862
Operating income	8,055	680	4,502	634	5,473

Other financial income (expenses), net	122	197	(97)	73	167

Income before taxes	8,177	877	4,405	707	5,640

Income tax	6,038	-	6,038	-	-

Net income	14,215	877	10,443	707	5,640

Basic net income per ordinary share	$0.30	$0.02	$0.21	$0.02	$0.13

Diluted net income per Ordinary share	$0.29	$0.02	$0.20	$0.02	$0.13

Weighted average number of Ordinary shares used for computing basic net income per share	47,145,784	43,041,405	49,129,699	43,403,276	43,321,058

Weighted average number of Ordinary shares used for computing diluted net income per share	49,123,135	44,002,634	51,065,274	44,302,325	44,412,391